Exhibit 99.2

Royal Dutch Shell plc

Three and twelve month period ended December 31, 2016

Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

ROYAL DUTCH SHELL PLC 4TH QUARTER AND FULL YEAR 2016 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full year
Q4 2016	Q3 2016	Q4 2015%[1]			2016	2015	%
1,541	1,375	939	+64	Income/(loss) attributable to shareholders	4,575	1,939	+136
(509)	73	901		Current cost of supplies (CCS) adjustment for Downstream[2]	(1,042)	1,903

1,032	1,448	1,840	-44	CCS earnings attributable to shareholders[3]	3,533	3,842	-8
(763)	(1,344)	268		Identified items[2,4]	(3,652)	(7,604)

1,795	2,792	1,572	+14	CCS earnings attributable to shareholders excluding identified items	7,185	11,446	-37
				Of which:
907	931	1,245		Integrated Gas	3,700	5,057
54	4	(1,009)		Upstream	(2,704)	(2,255)
1,339	2,078	1,524		Downstream	7,243	9,748
(505)	(221)	(188)		Corporate and Non-controlling interest	(1,054)	(1,104)

9,170	8,492	5,423	+69	Cash flow from operating activities	20,615	29,810	-31

0.19	0.17	0.15	+27	Basic earnings per share ($)	0.58	0.31	+87
0.13	0.18	0.29	-55	Basic CCS earnings per share ($)	0.45	0.61	-26
0.22	0.35	0.25	-12	Basic CCS earnings per share excl. identified items[4] ($)	0.92	1.81	-49

0.47	0.47	0.47	—	Dividend per share ($)	1.88	1.88	—

1.	Q4 on Q4 change
2.	Attributable to shareholders
3.	CCS earnings are defined in Note 3 and CCS earnings attributable to shareholders in Definition A.
4.	See pages 12 and 33-34 and Definition B. Comparative information has been restated.

•	Royal Dutch Shell’s fourth quarter 2016 CCS earnings attributable to shareholders were $1.0 billion compared with $1.8 billion for the same quarter a year ago. Full year 2016 CCS earnings attributable to shareholders were $3.5 billion compared with $3.8 billion in 2015.

•	Fourth quarter 2016 CCS earnings attributable to shareholders excluding identified items were $1.8 billion compared with $1.6 billion for the fourth quarter 2015, an increase of 14%. Earnings were impacted by charges of $0.5 billion related to deferred tax reassessments which were not included as identified items.

•	Full year 2016 CCS earnings attributable to shareholders excluding identified items were $7.2 billion compared with $11.4 billion in 2015.

•	Compared with the fourth quarter 2015, CCS earnings attributable to shareholders excluding identified items benefited from higher contributions from Upstream and Chemicals, partly offset by lower contributions from Refining & Trading. Operating expenses were lower, more than offsetting the impact of the consolidation of BG. Depreciation and net interest expense increased, mainly resulting from the BG acquisition. Earnings also reflected higher taxation.

•	Fourth quarter 2016 basic CCS earnings per share excluding identified items decreased by 12% versus the fourth quarter 2015. Full year 2016 basic CCS earnings per share excluding identified items decreased by 49% versus 2015.

•	Cash flow from operating activities for the fourth quarter 2016 was $9.2 billion, which included negative working capital movements of $0.6 billion, compared with $5.4 billion in the fourth quarter 2015, which included favourable working capital movements of $1.6 billion.

•	Gearing at the end of 2016 was 28.0% (2015 14.0%). There was an increase of 9.7% on acquisition of BG.

•	A fourth quarter 2016 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”).

•	Royal Dutch Shell is expected to announce a dividend of $0.47 per ordinary share and $0.94 per ADS in respect of the first quarter 2017.

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Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“We are reshaping Shell and delivered a good cash flow performance this quarter with over $9 billion in cash flow from operations. Debt has been reduced and, for the second consecutive quarter, free cash flow more than covered our cash dividend.

Production and LNG volumes included delivery from new projects, with ramp-up continuing in 2017 and 2018. Meanwhile we are operating the company at an underlying cost level that is $10 billion lower than Shell and BG combined only 24 months ago. We are gaining momentum on divestments, with some $15 billion completed in 2016, announced, or in progress, and we are on track to complete our overall $30 billion divestment programme as planned.

Looking ahead, we will further focus the portfolio and strengthen the company’s financial framework in 2017. Our strategy is starting to pay off and in 2017 we will be investing around $25 billion in high quality, resilient projects. I’m confident 2017 will be another year of progress for Shell to become a world-class investment.”

SUMMARY OF CCS EARNINGS EXCLUDING IDENTIFIED ITEMS

Quarters				$ million	Full year
Q4 2016	Q3 2016	Q4 2015%[1]			2016	2015	%
1,032	1,448	1,840	-44	CCS earnings attributable to shareholders	3,533	3,842	-8
				Of which:
28	614	1,125	-98	Integrated Gas	2,529	3,170	-20
35	(385)	(1,458)	+102	Upstream	(3,674)	(8,833)	+58
1,575	1,596	2,502	-37	Downstream	6,588	10,243	-36
1,081	1,075	2,324	-53	Oil Products	4,940	8,654	-43
494	521	178	+178	Chemicals	1,648	1,589	+4
(606)	(377)	(329)	-84	Corporate and Non-controlling interest	(1,910)	(738)	-159
(763)	(1,344)	268		Identified items[2]	(3,652)	(7,604)
				Of which:
(879)	(317)	(120)		Integrated Gas	(1,171)	(1,887)
(19)	(389)	(449)		Upstream	(970)	(6,578)
236	(482)	978		Downstream	(655)	495
258	(461)	982		Oil Products	(620)	592
(22)	(21)	(4)		Chemicals	(35)	(97)
(101)	(156)	(141)		Corporate and Non-controlling interest	(856)	366
1,795	2,792	1,572	+14	CCS earnings attributable to shareholders excluding identified items	7,185	11,446	-37
				Of which:
907	931	1,245	-27	Integrated Gas	3,700	5,057	-27
54	4	(1,009)	+105	Upstream	(2,704)	(2,255)	-20
1,339	2,078	1,524	-12	Downstream	7,243	9,748	-26
823	1,536	1,342	-39	Oil Products	5,560	8,062	-31
516	542	182	+184	Chemicals	1,683	1,686	—
(505)	(221)	(188)	-169	Corporate and Non-controlling interest	(1,054)	(1,104)	+5

1.	Q4 on Q4 change
2.	See pages 12 and 33-34. Comparative information has been restated.

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FOURTH QUARTER 2016 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell was appointed by the Energy Market Authority of Singapore as one of the importers for the next tranche of LNG supply into Singapore, expected to commence from 2017. Shell and another importer will each have exclusivity for three years to market up to 1 million tonnes of LNG per annum.

In January, Shell agreed to the sale of Shell Integrated Gas Thailand Pte Ltd and Thai Energy Company which hold a 22.222% interest in the Bongkot field, and adjoining acreage offshore Thailand consisting of Blocks 15, 16 and 17 and block G12/48, for $900 million.

Upstream

During the quarter, the non-operated Lapa production system started up with the interconnection of the first production well to FPSO Cidade de Caraguatatuba (Shell interest 30%) offshore Brazil. This is the ninth FPSO in the Santos Basin pre-salt and has a processing capacity of 100 thousand barrels of oil per day.

In Kazakhstan, first export of crude oil was reached at the non-operated Kashagan development (Shell interest 17%).

In Malaysia, Shell announced first production from the Malikai Tension Leg Platform (“TLP”) (Shell interest 35%), located 100 kilometres off the coast of the state of Sabah. Malikai is expected to have a peak production of 60 thousand barrels of oil equivalent per day (“boe/d”).

Shell continued to divest non-strategic Upstream positions during the fourth quarter 2016, with divestments completed in the quarter totalling $1.2 billion. This included the following transactions:

•	In Canada, Shell completed the divestment of its 100% interest in 145 thousand net acres in the Deep Basin acreage and 61 thousand net acres in the Gundy acreage.

•	In the United States, Shell completed the divestment of its 100% interest in the Brutus TLP, the Glider subsea production system, and the oil and gas lateral pipelines used to evacuate the production from the TLP in the Gulf of Mexico for a consideration of $425 million plus royalty interests and subject to closing adjustments. The consideration includes cash, a $44 million preferred equity investment, and incremental royalty interests.

•	Also in the United States, Shell completed the dilution of 20% of its interest in the Kaikias development in the Gulf of Mexico. Shell retains an 80% interest.

In January, Shell agreed to sell its interest in a package of United Kingdom North Sea assets for a total cash consideration of up to $3.8 billion, including an initial consideration of $3.0 billion and a payment of up to $600 million between 2018-2021 subject to commodity price, with potential further payments of up to $180 million for future discoveries. The transaction is subject to partner and regulatory approvals, with completion expected in the second half 2017.

On January 27, 2017, Shell Nigeria Exploration and Production Company Limited (“SNEPCo”) became aware of an Interim Order of Attachment (“Order”) issued by the Federal High Court, sitting in Abuja, attaching the property known as Oil Prospecting License 245 (“OPL 245”) which is held jointly by SNEPCo and Nigerian Agip Exploration Ltd pending the conclusion of the investigation into alleged corruption, bribery, and money laundering in respect of the 2011 settlement related to OPL 245. SNEPCo made an application on January 31, 2017 to discharge the Order on constitutional and procedural grounds.

Downstre am

During the quarter, Shell completed the Scotford HCU debottleneck project (Shell interest 100%) in Canada, increasing hydrocracking capacity by 20%.

In the United States, Shell Midstream Partners, L.P. acquired a 49% interest in Odyssey Pipeline L.L.C. and an additional 20% interest in Mars Oil Pipeline for $350 million.

As part of Shell’s stated intention to concentrate its Downstream operations where it can be most competitive, the following agreements were reached:

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•	Shell signed an agreement to divest its 20% interest in Vivo Energy, the Shell licensee in 16 markets in Africa, for $250 million. Completion of this transaction is expected during the first half 2017, subject to regulatory approval.

•	Shell signed an agreement for the sale of its aviation business in Australia for a total transaction value of around $250 million. The sale is subject to regulatory approval and is expected to complete in the first half 2017.

•	In January, Shell agreed to sell its 50% interest in the SADAF petrochemicals joint venture with SABIC in the Kingdom of Saudi Arabia for a consideration of $820 million. The joint venture’s production was around four million metric tonnes in 2016. The transaction is expected to complete in mid-2017.

Shell continued to divest non-strategic Downstream positions during the fourth quarter 2016, with divestments completed in the quarter totalling $1.7 billion. This included the following transactions:

•	In Japan, Shell completed the sale of a 31.2% interest in Showa Shell Sekiyu KK. Completion followed receipt of anti-trust approval from the Japan Fair Trade Commission.

•	In Malaysia, Shell completed the sale of its 51% interest in the Shell Refining Company (Federation of Malaya) Berhad, which includes the 125 thousand barrel per day refinery in Port Dickson.

•	In the Philippines, Pilipinas Shell Petroleum Corporation (“PSPC”), a subsidiary of Shell, priced its initial public offering (“IPO”) at PHP67 per share. Shell remains the majority shareholder of PSPC with over 55% interest. PSPC listed on the Philippine Stock Exchange on November 3, 2016.

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KEY FEATURES OF THE FOURTH QUARTER 2016

•	Fourth quarter 2016 CCS earnings attributable to shareholders were $1,032 million, 44% lower than for the same quarter a year ago. Full year 2016 CCS earnings attributable to shareholders were $3,533 million, 8% lower than in 2015.

•	Fourth quarter 2016 CCS earnings attributable to shareholders excluding identified items were $1,795 million compared with $1,572 million for the fourth quarter 2015, an increase of 14%. Full year 2016 CCS earnings attributable to shareholders excluding identified items were $7,185 million compared with $11,446 million in 2015, a decrease of 37%.

•	Basic CCS earnings per share for the fourth quarter 2016 decreased by 55% versus the same quarter a year ago. Full year 2016 basic CCS earnings per share decreased by 26% versus 2015.

•	Basic CCS earnings per share excluding identified items for the fourth quarter 2016 decreased by 12% versus the same quarter a year ago. Full year 2016 basic CCS earnings per share excluding identified items decreased by 49% versus 2015.

•	Cash flow from operating activities for the fourth quarter 2016 was $9.2 billion, which included negative working capital movements of $0.6 billion, compared with $5.4 billion for the same quarter last year, which included favourable working capital movements of $1.6 billion.

Full year 2016 cash flow from operating activities was $20.6 billion, which included negative working capital movements of $6.3 billion, compared with $29.8 billion for the full year 2015, which included favourable working capital movements of $5.5 billion.

•	Capital investment (see Definition C) for the fourth quarter 2016 was $6.9 billion. Full year 2016 organic capital investment was $26.9 billion, which included $2.3 billion in non-cash items, some $20 billion below 2014 Shell and BG levels. Capital investment in 2017 is expected to be around $25 billion.

•	Divestments (see Definition D) for the fourth quarter 2016 were $3.0 billion. Full year 2016 divestments were $4.7 billion.

•	Underlying operating expenses (see Definition G) for the fourth quarter 2016 decreased by $0.7 billion versus the same quarter a year ago, to $9.8 billion.

Full year 2016 underlying operating expenses decreased by $1.3 billion versus 2015, to $38.3 billion.

•	Total dividends distributed to shareholders in the fourth quarter 2016 were $3.8 billion, of which $1.5 billion were settled by issuing 58.9 million A shares under the Scrip Dividend Programme. Total dividends distributed in the full year 2016 were $15.0 billion, of which $5.3 billion were settled by issuing some 219.3 million A shares under the Scrip Dividend Programme.

•	Return on average capital employed on a reported income basis was 3.0% for 2016 compared with 1.9% for 2015. Return on average capital employed on a CCS basis excluding identified items was 2.9% for 2016 compared with 5.2% for 2015. (See Definition E)

•	Gearing (see Definition F) was 28.0% at the end of 2016 (2015 14.0%). There was an increase of 9.7% on acquisition of BG.

•	Global liquids realisations were $44.54/bbl compared with $38.81/bbl for the fourth quarter 2015, an increase of 15%. Global liquids realisations for the full year were $38.64/bbl compared with $46.46/bbl for 2015, a decrease of 17%.

•	Global natural gas realisations were $4.03/mmscf compared with $4.23/mmscf for the fourth quarter 2015, a decrease of 5%. Global natural gas realisations for the full year were $3.65/mmscf compared with $4.85/mmscf for 2015, a decrease of 25%.

•	Oil and gas production for the fourth quarter 2016 was 3,905 thousand boe/d, an increase of 28% compared with the fourth quarter 2015. This included 824 thousand boe/d from BG assets. Excluding the impact of divestments, curtailment and underground storage utilisation at NAM in the Netherlands, PSC price effects, the Woodside accounting change (see page 19), and security impacts in Nigeria, fourth quarter 2016 production increased by 31% compared with the same period last year, or by 4% excluding BG.

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Full year 2016 oil and gas production was 3,668 thousand boe/d, an increase of 24% compared with 2015. Excluding the impact of divestments, curtailment and underground storage utilisation at NAM in the Netherlands, a Malaysia PSC expiry, PSC price effects, the Woodside accounting change (see page 19), and security impacts in Nigeria, 2016 production increased by 27% compared with the same period last year, or by 2% excluding BG.

•	LNG liquefaction volumes of 8.57 million tonnes for the fourth quarter 2016, of which BG contributed 2.37 million tonnes, were 51% higher than for the same quarter a year ago. Full year 2016 LNG liquefaction volumes were 30.88 million tonnes, of which BG contributed 8.56 million tonnes, compared with 22.62 million tonnes in 2015.

•	LNG sales volumes of 15.34 million tonnes for the fourth quarter 2016 were 51% higher than for the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio following the acquisition of BG. Full year 2016 LNG sales volumes were 57.11 million tonnes, compared with 39.24 million tonnes in 2015, mainly reflecting Shell’s enlarged portfolio following the acquisition of BG.

•	Oil products sales volumes for the fourth quarter 2016 were 3% higher than for the fourth quarter 2015. Full year 2016 oil products sales volumes were 1% higher than in 2015.

•	Chemicals sales volumes for the fourth quarter 2016 increased by 6% compared with the same quarter a year ago. Full year 2016 chemicals sales volumes increased by 1% compared with 2015.

•	When final volumes are reported in the 2016 Annual Report and Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be around 2.9 billion boe, of which 2.4 billion boe is related to the consolidation of BG.

With 2016 production of 1.4 billion boe, the proved Reserves Replacement Ratio for the year on an SEC basis is expected to be 208%. The 3-year average proved Reserves Replacement Ratio on an SEC basis is expected to be 81%.

At the end of 2016, total proved reserves on an SEC basis are expected to be 13.2 billion boe, after taking into account 2016 production.

Further information will be provided in our 2016 Annual Report and Form 20-F, which is expected to be filed in March 2017.

•	Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

With effect from 2016, identified items include the impact of exchange rate movements on certain deferred tax balances, as set out in Definition B. The comparative information in this Report has been restated following this change.

CCS earnings attributable to shareholders for the fourth quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $763 million (compared with a net gain of $268 million for the fourth quarter 2015), as summarised below:

•	Integrated Gas earnings included a net charge of $879 million, primarily reflecting a charge of some $430 million related to the impact of the weakening Australian dollar on a deferred tax position and some $420 million related to changes in deferred tax positions as a result of a reclassification of project expenditures in Australia. Integrated Gas earnings for the fourth quarter 2015 included a net charge of $120 million.

•	Upstream earnings included a net charge of $19 million, mainly reflecting divestment gains of some $450 million, partly offset by a charge of some $200 million related to reassessment of deferred tax positions in Malaysia, impairments of some $180 million, and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $100 million. Upstream earnings for the fourth quarter 2015 included a net charge of $449 million.

•	Downstream earnings included a net gain of $236 million, primarily reflecting divestment gains of some $610 million, partly offset by redundancy and restructuring charges of some $120 million, a net charge on fair value accounting of commodity derivatives of some $110 million, and impairments of some $110 million. Downstream earnings for the fourth quarter 2015 included a net gain of $978 million.

•	Corporate results and Non-controlling interest included a net charge of $101 million, primarily reflecting the impact of the devaluation of the Egyptian pound on cash balances. Earnings for the fourth quarter 2015 included a net charge of $141 million.

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EARNINGS BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Full year
Q4 2016	Q3 2016	Q4 2015%[1]			2016	2015	%
907	931	1,245	-27	Integrated Gas earnings excluding identified items	3,700	5,057	-27
28	614	1,125	-98	Integrated Gas earnings	2,529	3,170	-20

2,419	1,326	1,929	+25	Integrated Gas cash flow from operating activities	9,132	7,728	+18

1,145	1,092	1,357	-16	Integrated Gas capital investment excluding BG acquisition impact	4,441	5,178	-14
—	—	—		Integrated Gas BG acquisition-related capital investment	21,773	—

222	225	201	+10	Liquids production available for sale (thousand b/d)	223	204	+9
3,979	3,982	2,486	+60	Natural gas production available for sale (million scf/d)	3,832	2,469	+55

908	912	633	+43	Total production available for sale (thousand boe/d)	884	631	+40

8.57	7.70	5.68	+51	LNG liquefaction volumes (million tonnes)	30.88	22.62	+37
15.34	15.23	10.14	+51	LNG sales volumes (million tonnes)	57.11	39.24	+46

1.	Q4 on Q4 change

Fourth quarter Integrated Gas earnings excluding identified items were $907 million compared with $1,245 million a year ago. Identified items were a net charge of $879 million, compared with a net charge of $120 million for the fourth quarter 2015 (see page 12).

Compared with the fourth quarter 2015, earnings excluding identified items were impacted by the depreciation step-up resulting from the BG acquisition and an increase associated with the start-up of Gorgon. Earnings were also impacted by higher taxation, and higher operating expenses, mainly due to the consolidation of BG. The impact of higher oil prices was more than offset by the decline in LNG prices. Earnings benefited from higher production volumes related to the contribution of BG assets, start-up of Gorgon and improved operational performance which more than offset the impact of the accounting reclassification of Woodside.

Fourth quarter 2016 earnings included the negative impact of some $120 million related to deferred tax reassessments.

Fourth quarter 2016 production was 908 thousand boe/d compared with 633 thousand boe/d a year ago (see page 10). Liquids production increased by 10% and natural gas production increased by 60% compared with the fourth quarter 2015.

LNG liquefaction volumes of 8.57 million tonnes increased by 51% compared with the same quarter a year ago, reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia, Atlantic LNG in Trinidad and Tobago, and the start-up of Gorgon in Australia.

LNG sales volumes of 15.34 million tonnes increased by 51% compared with the same quarter a year ago, mainly reflecting Shell’s enlarged portfolio following the acquisition of BG.

Full year Integrated Gas earnings excluding identified items were $3,700 million compared with $5,057 million for 2015. Identified items were a net charge of $1,171 million, compared with a net charge of $1,887 million for 2015 (see pages 12 and 33-34).

Compared with 2015, earnings excluding identified items were impacted by the decline in oil and LNG prices, and higher taxation. The consolidation of BG resulted in higher operating expenses and a step-up in depreciation. These effects were partly offset by increased production volumes mainly as a result of the contribution of BG assets, and lower well write-offs.

Full year 2016 production was 884 thousand boe/d compared with 631 thousand boe/d in 2015 (see page 11). Liquids production increased by 9% and natural gas production increased by 55% compared with 2015.

LNG liquefaction volumes of 30.88 million tonnes were 37% higher than in 2015, mainly reflecting the impact of the acquisition of BG, including an increase associated with Queensland Curtis LNG in Australia and Atlantic LNG in Trinidad and Tobago.

LNG sales volumes of 57.11 million tonnes increased by 46% compared with 2015, mainly reflecting Shell’s enlarged portfolio following the acquisition of BG.

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UPSTREAM

Quarters				$ million	Full year
Q4 2016	Q3 2016	Q4 2015%[1]			2016	2015	%
54	4	(1,009)	+105	Upstream earnings excluding identified items	(2,704)	(2,255)	-20
35	(385)	(1,458)	+102	Upstream earnings	(3,674)	(8,833)	+58

3,904	3,607	987	+296	Upstream cash flow from operating activities	7,662	5,453	+41

3,490	5,279	4,463	-22	Upstream capital investment excluding BG acquisition impact	16,376	18,349	-11
—	—	—		Upstream BG acquisition-related capital investment	31,131	—

1,732	1,645	1,331	+30	Liquids production available for sale (thousand b/d)	1,615	1,305	+24
7,336	6,022	6,255	+17	Natural gas production available for sale (million scf/d)	6,781	5,911	+15

2,997	2,683	2,406	+25	Total production available for sale (thousand boe/d)	2,784	2,323	+20

1.	Q4 on Q4 change

Fourth quarter Upstream earnings excluding identified items were $54 million compared with a loss of $1,009 million a year ago. Identified items were a net charge of $19 million compared with a net charge of $449 million for the fourth quarter 2015 (see page 12).

Compared with the fourth quarter 2015, earnings excluding identified items benefited from increased production volumes mainly from BG assets and improved operational performance, and higher oil prices. Operating expenses were lower, more than offsetting the impact of the consolidation of BG. Earnings were impacted by higher depreciation resulting from the BG acquisition and higher taxation.

Fourth quarter 2016 earnings included the negative impact of some $190 million related to deferred tax reassessments.

Fourth quarter 2016 production was 2,997 thousand boe/d compared with 2,406 thousand boe/d a year ago (see page 10). Liquids production increased by 30% and natural gas production increased by 17% compared with the fourth quarter 2015, driven by the impact of BG.

New field start-ups and the continuing ramp-up of existing fields, in particular the Corrib gas field in Ireland, Sabah Gas Kebabangan in Malaysia, and Kashagan in Kazakhstan, contributed some 109 thousand boe/d to production compared with the fourth quarter 2015, which more than offset the impact of field declines.

Full year Upstream earnings excluding identified items were a loss of $2,704 million compared with a loss of $2,255 million in 2015. Identified items were a net charge of $970 million compared with a net charge of $6,578 million in 2015 (see pages 12 and 33-34).

Compared with 2015, earnings excluding identified items were impacted by lower oil and gas prices, and increased depreciation mainly related to a step-up resulting from the BG acquisition. This was partly offset by increased production volumes mainly from BG assets. Earnings also benefited from lower operating expenses, which more than offset the impact of the consolidation of BG, and lower exploration expense.

Full year 2016 production was 2,784 thousand boe/d compared with 2,323 thousand boe/d in 2015 (see page 11). Liquids production increased by 24% and natural gas production increased by 15% compared with 2015.

New field start-ups and the continuing ramp-up of existing fields, in particular the Corrib gas field in Ireland and Erha North ph2 in Nigeria, contributed some 69 thousand boe/d to production compared with 2015.

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DOWNSTREAM

Quarters				$ million	Full year
Q4 2016	Q3 2016	Q4 2015%[1]			2016	2015	%
1,339	2,078	1,524	-12	Downstream earnings excluding identified items[2]	7,243	9,748	-26
				Of which:
823	1,536	1,342	-39	Oil Products	5,560	8,062	-31
516	542	182	+184	Chemicals	1,683	1,686	—
1,575	1,596	2,502	-37	Downstream earnings[2]	6,588	10,243	-36

2,286	2,133	2,101	+9	Downstream cash flow from operating activities	3,556	14,076	-75

2,251	1,325	1,974	+14	Downstream capital investment	6,057	5,119	+18

2,698	2,812	2,630	+3	Refinery processing intake (thousand b/d)	2,701	2,805	-4

6,464	6,647	6,297	+3	Oil products sales volumes (thousand b/d)	6,483	6,432	+1

4,414	4,580	4,178	+6	Chemicals sales volumes (thousand tonnes)	17,292	17,148	+1

1.	Q4 on Q4 change
2.	Earnings are presented on a CCS basis.

Fourth quarter Downstream earnings excluding identified items were $1,339 million compared with $1,524 million for the fourth quarter 2015. Identified items were a net gain of $236 million, compared with a net gain of $978 million for the fourth quarter 2015 (see page 12).

Compared with the fourth quarter 2015, earnings excluding identified items were mainly impacted by lower trading and refining margins and higher taxation. Earnings benefited from lower operating expenses and stronger underlying marketing margins, more than offsetting the impact of adverse exchange rate effects and divestments. Earnings also benefited from stronger chemicals industry conditions and improved operational performance.

Fourth quarter 2016 earnings included the negative impact of some $50 million related to deferred tax reassessments.

Oil Products

•	Refining & Trading earnings excluding identified items were $77 million in the fourth quarter 2016 compared with $711 million for the same period last year. Fourth quarter 2016 earnings were impacted by lower trading and refining margins and higher taxation, partly offset by lower operating expenses.

Refinery intake volumes were 3% higher compared with the same quarter last year. Refinery availability increased to 87% from 83% in the fourth quarter 2015, mainly as a result of lower unplanned maintenance.

•	Marketing earnings excluding identified items were $746 million in the fourth quarter 2016 compared with $631 million for the same period a year ago. Fourth quarter 2016 earnings benefited from lower operating expenses and stronger underlying margins, more than offsetting the impact of divestments and adverse exchange rate effects.

Oil products sales volumes increased by 3% compared with the same period a year ago, reflecting higher trading volumes partly offset by lower marketing volumes, mainly as a result of divestments.

Chemicals

•	Chemicals earnings excluding identified items were $516 million in the fourth quarter 2016 compared with $182 million for the same period last year. Fourth quarter 2016 earnings benefited from stronger industry conditions driven by tight supply in Asia and improved operating performance, and lower operating expenses.

Chemicals sales volumes increased by 6% compared with the same quarter last year, mainly as a result of improved operating performance in Europe, partly offset by weaker intermediates demand. Chemicals manufacturing plant availability increased to 93% from 81% in the fourth quarter 2015, mainly reflecting recovery at the Moerdijk chemical site in the Netherlands.

Full year Downstream earnings excluding identified items were $7,243 million compared with $9,748 million in 2015. Identified items were a net charge of $655 million, compared with a net gain of $495 million in 2015 (see pages 12 and 33-34).

Compared with 2015, earnings excluding identified items were mainly impacted by weaker refining industry conditions, lower trading margins, and higher taxation. Earnings benefited from lower operating expenses and

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

stronger underlying marketing margins, more than offsetting the impact of divestments and adverse exchange rate effects.

Oil Products

•	Refining & Trading earnings excluding identified items were $1,469 million in 2016 compared with $4,330 million in 2015. Full year 2016 earnings were impacted by lower realised refining margins, reflecting the weaker global refining industry conditions due to oversupply and high inventory levels, and lower trading margins.

Refinery intake volumes were 4% lower compared with 2015. Excluding portfolio impacts, refinery intake volumes were 3% lower compared with 2015. Refinery availability was in line with 2015.

•	Marketing earnings excluding identified items were $4,091 million in 2016 compared with $3,732 million in 2015. Full year 2016 earnings benefited from stronger underlying unit margins and lower operating expenses, more than offsetting the impact of divestments and adverse exchange rate effects.

Oil products sales volumes increased by 1% compared with 2015, reflecting higher trading volumes partly offset by lower marketing volumes, mainly as a result of divestments.

Chemicals

•	Chemicals earnings excluding identified items were $1,683 million in 2016 compared with $1,686 million in 2015. Full year 2016 earnings were primarily impacted by unit shutdowns at the Bukom chemical site in Singapore and weaker intermediates industry conditions, partly offset by recovery at Moerdijk and tight supply conditions in Asia. This was offset by lower operating expenses.

Full year Chemicals sales volumes increased by 1% compared with 2015. Chemicals manufacturing plant availability increased to 90% from 85% in 2015, mainly reflecting recovery at Moerdijk, partly offset by unit shutdowns at Bukom.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
(505)	(221)	(188)	Corporate and Non-controlling interest earnings excl. identified items	(1,054)	(1,104)
			Of which:
(465)	(154)	(154)	Corporate	(784)	(788)
(40)	(67)	(34)	Non-controlling interest	(270)	(316)

(606)	(377)	(329)	Corporate and Non-controlling interest earnings	(1,910)	(738)

Fourth quarter Corporate results and Non-controlling interest excluding identified items were a loss of $505 million, compared with a loss of $188 million for the same quarter a year ago. Identified items for the fourth quarter 2016 were a net charge of $101 million, compared with a net charge of $141 million for the fourth quarter 2015 (see page 12).

Compared with the fourth quarter 2015, Corporate results excluding identified items mainly reflected higher net interest expense driven by increased debt following the acquisition of BG, partly offset by higher tax credits and favourable exchange rate effects.

Fourth quarter 2016 earnings included the negative impact of some $110 million related to deferred tax reassessments.

Full year Corporate results and Non-controlling interest excluding identified items were a loss of $1,054 million, compared with a loss of $1,104 million last year. Identified items for 2016 were a net charge of $856 million, compared with a net gain of $366 million in 2015 (see pages 12 and 33-34).

Compared with 2015, Corporate results excluding identified items mainly reflected favourable exchange rate effects, almost fully offset by higher net interest expense driven by increased debt following the acquisition of BG.

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OUTLOOK FOR THE FIRST QUARTER 2017

Compared with the first quarter 2016, Integrated Gas earnings are expected to be negatively impacted by a reduction of some 100 thousand boe/d. This includes the impact of operational issues in and a controlled shutdown of Pearl GTL in Qatar, the accounting reclassification of Woodside, partly offset by the full quarter of production from BG assets (first quarter 2016 included two months), and the start-up of Gorgon.

Compared with the first quarter 2016, Upstream earnings are expected to be negatively impacted by a reduction of some 40 thousand boe/d associated with increased maintenance and 45 thousand boe/d associated with divestments. Earnings are expected to be positively impacted by production from BG assets for the full quarter (first quarter 2016 included two months).

Refinery availability is expected to increase in the first quarter 2017 as a result of lower maintenance compared with the same period a year ago.

Chemicals manufacturing plant availability is expected to increase in the first quarter 2017 as a result of improved operational performance at Bukom compared with the first quarter 2016.

As a result of divestments in Malaysia and Denmark, oil products sales volumes are expected to decrease by some 35 thousand barrels per day compared with the first quarter 2016.

Corporate results, excluding the impact of currency exchange rate effects and interest rate movements, are expected to be a net charge of $350 – 450 million in the first quarter and around $1.4 – 1.6 billion for the full year.

BG will be fully consolidated within Shell’s results for the full first quarter 2017, compared with the first quarter 2016 when BG was consolidated within Shell’s results for two months.

FORTHCOMING EVENTS

The Annual General Meeting will be held on May 23, 2017.

First quarter 2017 results and first quarter 2017 dividend are scheduled to be announced on May 4, 2017. Second quarter 2017 results and second quarter 2017 dividend are scheduled to be announced on July 27, 2017. Third quarter 2017 results and third quarter 2017 dividend are scheduled to be announced on November 2, 2017.

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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
64,767	61,855	58,146	Revenue[1]	233,591	264,960
982	828	793	Share of profit of joint ventures and associates	3,545	3,527
1,343	255	1,237	Interest and other income[2]	2,897	3,669

67,092	62,938	60,176	Total revenue and other income	240,033	272,156

45,528	43,398	43,166	Purchases	162,574	194,644
6,703	6,890	7,515	Production and manufacturing expenses[3]	28,434	28,095
2,912	2,856	3,090	Selling, distribution and administrative expenses[3]	12,101	11,956
280	248	297	Research and development[3]	1,014	1,093
568	548	549	Exploration	2,108	5,719
6,558	6,191	5,281	Depreciation, depletion and amortisation[4]	24,993	26,714
1,115	948	519	Interest expense	3,203	1,888

63,664	61,079	60,417	Total expenditure	234,427	270,109

3,428	1,859	(241)	Income/(loss) before taxation	5,606	2,047
1,820	425	(1,183)	Taxation charge/(credit)	829	(153)

1,608	1,434	942	Income/(loss) for the period[1]	4,777	2,200
67	59	3	Income/(loss) attributable to non-controlling interest	202	261

1,541	1,375	939	Income/(loss) attributable to Royal Dutch Shell plc shareholders	4,575	1,939

0.19	0.17	0.15	Basic earnings per share[5]	0.58	0.31
0.19	0.17	0.15	Diluted earnings per share[5]	0.58	0.30

1.	See Note 3 “Segment information”
2.	Included net gains on sale and revaluation of non-current assets and businesses of $2,141 million in 2016 (of which $1,238 million in the fourth quarter), compared with net gains of $3,460 million in 2015 (of which $1,107 million in the fourth quarter).
3.	Included redundancy and restructuring charges of $1,870 million in total for the full year 2016.
4.	Included a net impairment charge of $1,901 million in 2016 (of which $211 million in the fourth quarter), compared with a net charge of $9,326 million in 2015 (of which $816 million in the fourth quarter).
5.	See Note 4 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,608	1,434	942	Income/(loss) for the period	4,777	2,200
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
(1,484)	302	(1,249)	- Currency translation differences	703	(7,121)
120	(194)	(119)	- Unrealised gains/(losses) on securities	(214)	(707)
(201)	(202)	(202)	- Cash flow hedging gains/(losses)	(617)	61
(785)	(512)	—	- Net investment hedging gains/(losses)[1]	(2,024)	—
66	(25)	(41)	- Share of other comprehensive income/(loss) of joint ventures and associates	(28)	(40)

(2,284)	(631)	(1,611)	Total	(2,180)	(7,807)
			Items that are not reclassified to income in later periods:
2,610	(1,998)	3,140	- Retirement benefits remeasurements	(3,817)	4,951

326	(2,629)	1,529	Other comprehensive income/(loss) for the period	(5,997)	(2,856)

1,934	(1,195)	2,471	Comprehensive income/(loss) for the period	(1,220)	(656)
8	46	(16)	Comprehensive income/(loss) attributable to non-controlling interest	154	155

1,926	(1,241)	2,487	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(1,374)	(811)

1.	See Note 1 “Basis of preparation”

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Dec 31, 2016[1]	Sep 30, 2016[1]	Dec 31, 2015
Assets
Non-current assets
Intangible assets	23,967	23,871	6,283
Property, plant and equipment	236,098	241,059	182,838
Joint ventures and associates[2]	33,255	33,975	30,150
Investments in securities[2]	5,952	5,422	3,416
Deferred tax	14,425	16,709	11,033
Retirement benefits	1,456	785	4,362
Trade and other receivables[3]	9,553	10,729	8,717

	324,706	332,550	246,799

Current assets
Inventories	21,775	20,562	15,822
Trade and other receivables[3]	45,664	46,552	45,784
Cash and cash equivalents	19,130	19,984	31,752

	86,569	87,098	93,358

Total assets	411,275	419,648	340,157

Liabilities
Non-current liabilities
Debt[4]	82,992	86,637	52,849
Trade and other payables[3]	6,925	4,602	4,528
Deferred tax	15,274	15,090	8,976
Retirement benefits	14,130	17,672	12,587
Decommissioning and other provisions	29,618	31,981	26,148

	148,939	155,982	105,088

Current liabilities
Debt	9,484	11,192	5,530
Trade and other payables[3]	53,417	49,882	52,770
Taxes payable	6,685	8,454	8,233
Retirement benefits	455	373	350
Decommissioning and other provisions	3,784	5,036	4,065

	73,825	74,937	70,948

Total liabilities	222,764	230,919	176,036

Equity attributable to Royal Dutch Shell plc shareholders	186,646	186,886	162,876
Non-controlling interest	1,865	1,843	1,245

Total equity	188,511	188,729	164,121

Total liabilities and equity	411,275	419,648	340,157

1.	The Condensed Consolidated Balance Sheet at September 30, 2016 has not been revised to reflect the adjustments made to the provisional fair value amounts in the fourth quarter 2016. Note 2 “Acquisition of BG Group plc” sets out the adjustments made in the fourth quarter to the previously published provisional fair values of the net assets acquired and the resulting increase in goodwill.
2.	During the second quarter 2016, management concluded that a change in Shell’s level of involvement over Woodside’s financial and operating policy decisions resulted in Shell no longer having significant influence. Its classification was therefore changed from an associate to an investment in securities. The consequential revaluation and related release of cumulative currency translation differences were reported in interest and other income in the Consolidated Statement of Income.
3.	See Note 7 “Derivative contracts and debt excluding finance lease liabilities”
4.	During 2016, debt of $13,996 million was issued under the US shelf registration programme, $2,514 million under the Euro medium-term note (EMTN) programme and $1,009 million under the US commercial paper programme. No debt was issued in the fourth quarter 2016 under these programmes.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121

Comprehensive income/(loss) for the period	—	—	(5,949)	4,575	(1,374)	154	(1,220)
Dividends paid	—	—	—	(14,959)	(14,959)	(180)	(15,139)
Scrip dividends	17	—	(17)	5,282	5,282	—	5,282
Shares issued[3]	120	—	33,930	—	34,050	—	34,050
Share-based compensation[4]	—	(317)	520	141	344	—	344
Other changes in non-controlling interest	—	—	—	427	427	646	1,073

At December 31, 2016	683	(901)	11,298	175,566	186,646	1,865	188,511

At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786

Comprehensive income/(loss) for the period	—	—	(2,750)	1,939	(811)	155	(656)
Dividends paid	—	—	—	(11,972)	(11,972)	(117)	(12,089)
Scrip dividends	7	—	(7)	2,602	2,602	—	2,602
Repurchases of shares	(1)	—	1	1	1	—	1
Share-based compensation	—	606	(65)	48	589	—	589
Other changes in non-controlling interest	—	—	—	501	501	387	888

At December 31, 2015	546	(584)	(17,186)	180,100	162,876	1,245	164,121

1.	See Note 5 “Share capital”
2.	See Note 6 “Other reserves”
3.	See Note 2 “Acquisition of BG Group plc”
4.	Includes a reclassification of $534 million between shares held in trust and other reserves, with no impact on total equity, in order to appropriately reflect the carrying amount of shares held in trust at cost.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,608	1,434	942	Income/(loss) for the period	4,777	2,200
			Adjustment for:
1,241	618	1,212	- Current tax	2,731	7,058
980	829	405	- Interest expense (net)	2,752	1,529
6,558	6,191	5,281	- Depreciation, depletion and amortisation	24,993	26,714
(1,238)	(193)	(1,108)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses[1]	(2,141)	(3,460)
(648)	742	1,598	- Decrease/(increase) in working capital	(6,289)	5,521
(982)	(828)	(793)	- Share of (profit)/loss of joint ventures and associates	(3,545)	(3,527)
1,466	702	1,440	- Dividends received from joint ventures and associates	3,820	4,627
1,078	387	(1,827)	- Deferred tax, retirement benefits, decommissioning and other provisions	(823)	(5,827)
(153)	(435)	(3)	- Other	(1,226)	2,648
(740)	(955)	(1,724)	Tax paid	(4,434)	(7,673)

9,170	8,492	5,423	Cash flow from operating activities	20,615	29,810

(5,714)	(5,282)	(7,299)	Capital expenditure	(22,116)	(26,131)
—	—	—	Acquisition of BG Group plc, net of cash and cash equivalents acquired[2]	(11,421)	—
(527)	(255)	(5)	Investments in joint ventures and associates	(1,330)	(896)
1,306	204	1,398	Proceeds from sale of property, plant and equipment and businesses	2,072	4,720
1,411	115	26	Proceeds from sale of joint ventures and associates	1,565	276
176	65	91	Interest received	470	288
(81)	(15)	(397)	Other	(203)	(664)

(3,429)	(5,168)	(6,186)	Cash flow from investing activities	(30,963)	(22,407)

23	(3,126)	(9)	Net increase/(decrease) in debt with maturity period within three months	(360)	(586)
			Other debt:
189	8,219	5,213	- New borrowings	18,144	21,500
(3,327)	(442)	(1,818)	- Repayments	(6,710)	(6,023)
(1,073)	(606)	(484)	Interest paid	(2,938)	(1,742)
291	—	177	Change in non-controlling interest	1,110	598
			Cash dividends paid to:
(2,323)	(2,660)	(1,782)	- Royal Dutch Shell plc shareholders	(9,677)	(9,370)
(72)	(39)	(45)	- Non-controlling interest	(180)	(117)
—	—	—	Repurchases of shares	—	(409)
(175)	13	7	Shares held in trust: net sales/(purchases) and dividends received	(160)	(39)

(6,467)	1,359	1,259	Cash flow from financing activities	(771)	3,812

(128)	79	(590)	Currency translation differences relating to cash and cash equivalents	(1,503)	(1,070)

(854)	4,762	(94)	Increase/(decrease) in cash and cash equivalents	(12,622)	10,145

19,984	15,222	31,846	Cash and cash equivalents at beginning of period	31,752	21,607

19,130	19,984	31,752	Cash and cash equivalents at end of period	19,130	31,752

1.	Includes the increase to fair value in the carrying amount of Woodside in the second quarter 2016 (see page 19).
2.	See Note 2 “Acquisition of BG Group plc”

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2015 (pages 120 to 125) as filed with the U.S. Securities and Exchange Commission. In addition to those accounting policies, following the acquisition of BG Group plc, Shell accounts for net investment hedges where the effective portion of gains and losses arising on hedging instruments that are used to hedge net investments in foreign operations are recognised in other comprehensive income until the related investment is disposed of.

The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2015 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Acquisition of BG Group plc

On February 15, 2016, the Company acquired all the voting rights in BG Group plc (“BG”) by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54,034 million. This included cash of $19,036 million and the fair value ($34,050 million) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016.

BG’s activities mainly comprised exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of LNG import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition was to accelerate Shell’s growth strategy in global LNG and deep water, with material additions to proved oil and gas reserves and production volumes, and to provide Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

The fair values of the net assets acquired were provisionally recognised in the Condensed Consolidated Balance Sheet in the first quarter 2016, together with goodwill arising on acquisition of $9,024 million, being the excess of the purchase consideration over the fair value of net assets acquired. The fair values were adjusted in the third quarter 2016, resulting in an increase in goodwill to $10,587 million, and were finalised in the fourth quarter 2016, resulting in a further increase in goodwill of $410 million to $10,997 million and in reclassifications mainly between decommissioning and other provisions and trade and other payables. The adjustments in the third and fourth quarters reflect the circumstances existing at acquisition date from a market participant’s view. The final fair values of the net assets acquired are set out in the table below.

The net asset fair values, in line with accounting standards, were determined, where applicable, by reference to oil and gas prices as reflected in the prevailing market view on the day of completion. Oil and gas prices were based on the forward price curve for the first two years, and subsequent years based on the market consensus price view.

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FAIR VALUE OF NET ASSETS ACQUIRED

$ million	As previously published[1]	Adjustment	As finalised
Assets
Non-current assets
Intangible assets	7,765	—	7,765
Property, plant and equipment	56,089	(22)	56,067
Joint ventures and associates	4,551	—	4,551
Investment in securities	182	—	182
Deferred tax	3,281	(3)	3,278
Retirement benefits	301	(65)	236
Trade and other receivables	1,550	—	1,550

	73,719	(90)	73,629

Current assets
Inventories	712	—	712
Trade and other receivables	4,094	(9)	4,085
Cash and cash equivalents	6,803	—	6,803

	11,609	(9)	11,600

Total assets	85,328	(99)	85,229

Liabilities
Non-current liabilities
Debt	19,719	(29)	19,690
Trade and other payables	902	974	1,876
Deferred tax	8,385	56	8,441
Retirement benefits	64	(64)	—
Decommissioning and other provisions	6,261	(719)	5,542

	35,331	218	35,549

Current liabilities
Debt	1,544	—	1,544
Trade and other payables	4,088	285	4,373
Taxes payable	646	80	726
Decommissioning and other provisions	272	(272)	—

	6,550	93	6,643

Total liabilities	41,881	311	42,192

Total	43,447	(410)	43,037

1.	In more condensed form in Note 2 to the unaudited Condensed Consolidated Interim Financial Statements for the third quarter 2016.

Income for the third quarter 2016 included a credit of $254 million after taxation relating to the first half 2016 in respect of fair value adjustments, primarily reflecting lower depreciation charges as a result of a change to depreciate certain property, plant and equipment over proved reserves rather than proved developed reserves.

Acquisition costs of $391 million ($47 million in 2015 and $344 million in the first quarter 2016) were recognised in the Consolidated Statement of Income in production and manufacturing and selling, distribution and administrative expenses.

The acquired activities of BG are now integrated with those of other Shell entities and therefore it is impracticable to identify separately either the amounts of revenue and income since the date of acquisition that BG has contributed to the Consolidated Statement of Income, or the revenue and income of Shell for 2016 had the acquisition date been January 1, 2016.

3.	Segment information

Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Shell now reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information has been reclassified.

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Integrated Gas is engaged in the liquefaction and transportation of gas, and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, the transportation of oil, and Oil Sands, which is engaged in the extraction of bitumen from oil sands that is converted into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years.

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
			Third-party revenue
7,031	7,199	5,210	Integrated Gas	25,282	21,741
1,418	1,361	1,502	Upstream	6,412	6,739
56,300	53,279	51,410	Downstream	201,823	236,384
18	16	24	Corporate	74	96
64,767	61,855	58,146	Total third-party revenue	233,591	264,960

			Inter-segment revenue
1,087	1,181	917	Integrated Gas	3,908	4,248
8,218	7,221	5,955	Upstream	26,524	26,824
796	259	386	Downstream[1]	1,727	1,362
—	—	—	Corporate	—	—

			CCS earnings
28	614	1,125	Integrated Gas	2,529	3,170
35	(385)	(1,458)	Upstream	(3,674)	(8,833)
1,575	1,596	2,502	Downstream	6,588	10,243
(566)	(306)	(295)	Corporate	(1,751)	(425)
1,072	1,519	1,874	Total CCS earnings	3,692	4,155

1.	Amounts for the first nine months of 2016 have been revised to exclude intra-segment revenue previously accounted for as inter-segment revenue (Q3 from $1,784 million to $259 million; Q2 from $1,993 million to $341 million; and Q1 from $1,455 million to $331 million).

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,072	1,519	1,874	Total CCS earnings	3,692	4,155
			Current cost of supplies adjustment:
633	(109)	(1,122)	Purchases	1,284	(2,278)
(173)	32	320	Taxation	(344)	646
76	(8)	(130)	Share of profit/(loss) of joint ventures and associates	145	(323)

1,608	1,434	942	Income/(loss) for the period	4,777	2,200

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4.	Earnings per share

EARNINGS PER SHARE

Quarters				Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,541	1,375	939	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	4,575	1,939
			Weighted average number of shares used as the basis for determining:
8,101.8	8,054.3	6,356.0	Basic earnings per share (million)	7,833.7	6,320.3
8,170.1	8,107.7	6,416.1	Diluted earnings per share (million)	7,891.7	6,393.8

5.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH[1]

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	219,253,936	—	17	—	17
Shares issued[2]	218,728,308	1,305,076,117	17	103	120
Repurchases of shares	—	—	—	—	—

At December 31, 2016	4,428,903,813	3,745,486,731	374	309	683

At January 1, 2015	3,907,302,393	2,440,410,614	334	206	540
Scrip dividends	96,336,688	—	7	—	7
Repurchases of shares	(12,717,512)	—	(1)	—	(1)

At December 31, 2015	3,990,921,569	2,440,410,614	340	206	546

1.	Share capital at December 31, 2016 and 2015 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
2.	See Note 2 “Acquisition of BG Group plc”

At Royal Dutch Shell plc’s Annual General Meeting on May 24, 2016, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the Annual General Meeting to be held in 2017, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

6.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,949)	(5,949)
Scrip dividends	(17)	—	—	—	—	(17)
Shares issued[1]	33,930	—	—	—	—	33,930
Share-based compensation	—	—	—	(14)	534	520

At December 31, 2016	37,311	154	84	1,644	(27,895)	11,298

At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,750)	(2,750)
Scrip dividends	(7)	—	—	—	—	(7)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(65)	—	(65)

At December 31, 2015	3,398	154	84	1,658	(22,480)	(17,186)

1.	See Note 2 “Acquisition of BG Group plc”

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in 2016 in respect of the shares issued represents the difference between the fair value and the nominal value of the shares issued for the acquisition of BG. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

7.	Derivative contracts and debt excluding finance lease liabilities

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015
Included within:
Trade and other receivables – non-current	405	1,054	744
Trade and other receivables – current	5,957	7,898	13,114

Trade and other payables – non-current	3,315	1,804	1,687
Trade and other payables – current	6,418	7,771	10,757

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2015, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2016 are consistent with those used in the year ended December 31, 2015, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since that date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015
Carrying amount	77,617	83,279	52,194
Fair value[1]	81,311	87,907	53,480

1.	Mainly determined from the prices quoted for these securities

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

DEFINITIONS

A.	Earnings on a current cost of supplies basis attributable to shareholders

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact cash flow from operating activities in the Condensed Consolidated Statement of Cash Flows. The reconciliation of CCS earnings to net income is as follows.

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,072	1,519	1,874	Earnings on a current cost of supplies basis (CCS earnings)	3,692	4,155
(40)	(71)	(34)	Attributable to non-controlling interest	(159)	(313)

1,032	1,448	1,840	Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	3,533	3,842
536	(85)	(932)	Current cost of supplies adjustment	1,085	(1,955)
(27)	12	31	Non-controlling interest	(43)	52

1,541	1,375	939	Income/(loss) attributable to Royal Dutch Shell plc shareholders	4,575	1,939
67	59	3	Non-controlling interest	202	261

1,608	1,434	942	Income/(loss) for the period	4,777	2,200

B.	Identified items

Identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts (see below), and redundancy and restructuring. Further items may be identified in addition to the above.

Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

Impacts of exchange rate movements on deferred tax balances

With effect from 2016, identified items include the impact on deferred tax balances of exchange rate movements arising on:

The conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses. This primarily impacts the Integrated Gas and Upstream segments.

The conversion of dollar-denominated inter-segment loans to local currency. This primarily impacts the Corporate segment.

The comparative information presented in this Report has been restated for this definition change. The following table sets out the impact of the definition change on the identified items for the year 2015.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

RESTATED IDENTIFIED ITEMS BY SEGMENT

$ million	Quarters
	Q1 2015	Q2 2015	Q3 2015	Q4 2015
Identified items as previously reported
Integrated Gas	15	(117)	(878)	(347)
Upstream	1,849	(146)	(7,340)	(479)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(217)	4	464	(137)
Impact of definition change
Integrated Gas	(367)	49	(469)	227
Upstream	(254)	54	(292)	30
Downstream	—	—	—	—
Corporate and Non-controlling interest	129	(28)	155	(4)
Identified items as restated
Integrated Gas	(352)	(68)	(1,347)	(120)
Upstream	1,595	(92)	(7,632)	(449)
Downstream	(132)	(215)	(136)	978
Corporate and Non-controlling interest	(88)	(24)	619	(141)

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as the sum of capital expenditure, acquisition of BG, exploration expense (excluding well write-offs), new investments in joint ventures and associates, new finance leases and other adjustments. The reconciliation of capital investment to capital expenditure is as follows.

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
			Capital investment:
1,145	1,092	1,357	Integrated Gas	26,214	5,178
3,490	5,279	4,463	Upstream	47,507	18,349
2,251	1,325	1,974	Downstream	6,057	5,119
27	9	100	Corporate	99	215

6,913	7,705	7,894	Total	79,877	28,861

—	—	—	Capital investment related to the acquisition of BG Group plc	(52,904)	—
(527)	(255)	(5)	Investments in joint ventures and associates	(1,330)	(896)
(416)	(298)	(281)	Exploration expense, excluding exploration wells written off	(1,274)	(2,948)
(215)	(1,723)	(29)	Finance leases	(2,343)	(91)
(41)	(147)	(280)	Other	90	1,205

5,714	5,282	7,299	Capital expenditure	22,116	26,131

Organic capital investment includes capital expenditure and new finance leases of existing subsidiaries, investments in existing joint ventures and associates, and exploration expense (excluding well write-offs). Inorganic capital investment includes investments related to the acquisition of businesses, investments in new joint ventures and associates, and new acreage.

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
6,913	7,705	7,748	Organic capital investment	26,913	28,403
—	—	146	Inorganic capital investment	52,964	458

6,913	7,705	7,894	Total capital investment	79,877	28,861

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	29

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.). As a result of our divestment programme, we expect gearing to reduce over time, and depending on terms and conditions of transactions there is the potential for gains as well as the potential for impairments with regards to certain assets.

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
1,306	204	1,398	Proceeds from sale of property, plant and equipment and businesses	2,072	4,720
1,411	115	26	Proceeds from sale of joint ventures and associates	1,565	276
(81)	(15)	(397)	Other (in Cash flow from investing activities)	(203)	(664)
289	—	297	Proceeds from sale of interests in entities while retaining control	1,108	595
78	(85)	380	Other[1]	167	613

3,003	219	1,704	Total	4,709	5,540

			Of which:
47	20	(6)	Integrated Gas	352	269
1,205	166	280	Upstream	1,451	2,478
1,747	24	1,425	Downstream	2,889	2,282
4	9	5	Corporate	17	511

1.	Mainly changes in non-current receivables included within Other (in Cash flow from investing activities), which are not considered to be divestments.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the period, adjusted for after-tax interest expense, as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt.

$ million	2016	2015
Income for the period	4,777	2,200
Interest expense after tax	2,730	2,030

Income before interest expense	7,507	4,230

Capital employed – opening	222,500	218,326
Capital employed – closing	280,988	222,500

Capital employed – average	251,744	220,413

ROACE	3.0%	1.9%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the period, as a percentage of the average capital employed for the period.

$ million	2016	2015
CCS earnings excluding identified items for the period	7,185	11,446

Capital employed – opening	222,500	218,326
Capital employed – closing	280,988	222,500

Capital employed – average	251,744	220,413

ROACE on a CCS basis excluding identified items	2.9%	5.2%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

F.	Gearing

Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure.

$ million	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015
Current debt	9,484	11,192	5,530
Non-current debt	82,992	86,637	52,849

Total debt	92,476	97,829	58,379
Less: Cash and cash equivalents	(19,130)	(19,984)	(31,752)

Net debt	73,346	77,845	26,627

Add: Total equity	188,511	188,729	164,121

Total capital	261,857	266,574	190,748

Gearing	28.0%	29.2%	14.0%

$ million	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015
Total debt, of which:	92,476	97,829	58,379
Finance leases	14,859	14,550	6,185

G.	Operating expenses

Operating expenses comprise production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses exclude identified items.

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
6,703	6,890	7,515	Production and manufacturing expenses	28,434	28,095
2,912	2,856	3,090	Selling, distribution and administrative expenses	12,101	11,956
280	248	297	Research and development	1,014	1,093

9,895	9,994	10,902	Operating expenses	41,549	41,144

			Less identified items:
(51)	(359)	(113)	Redundancy and restructuring charges	(1,870)	(430)
—	(390)	(319)	Provisions	(915)	(1,150)
—	—	—	BG acquisition costs	(422)	—

(51)	(749)	(432)		(3,207)	(1,580)

9,844	9,245	10,470	Underlying operating expenses	38,342	39,564

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as follows:

Quarters			$ million	Full year
Q4 2016	Q3 2016	Q4 2015		2016	2015
9,170	8,492	5,423	Cash flow from operating activities	20,615	29,810
(3,429)	(5,168)	(6,186)	Cash flow from investing activities	(30,963)	(22,407)

5,741	3,324	(763)	Free cash flow	(10,348)	7,403

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	31

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 2, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

February 2, 2017

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	32

APPENDIX

PORTFOLIO DEVELOPMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2016

Portfolio Developments for the six months ended June 30, 2016, can be found in Royal Dutch Shell plc Forms 6-K filed with the SEC on July 28, 2016. Portfolio Developments for the three months ended September 30, 2016, can be found in Royal Dutch Shell plc Forms 6-K filed with the SEC on November 1, 2016.

SUMMARY OF IDENTIFIED ITEMS FOR THE THREE MONTHS ENDED MARCH 31, 2016

CCS earnings attributable to shareholders for the first quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $739 million (compared with a net gain of $1,023 million for the first quarter 2015), as summarised below:

•	Integrated Gas earnings included a net charge of $89 million, primarily reflecting a gain of some $400 million related to the impact of the strengthening Australian dollar on a deferred tax position, offset by a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $170 million, asset impairments of some $130 million, and other items including a litigation provision. Integrated Gas earnings for the first quarter 2015 included a net charge of $352 million.

•	Upstream earnings included a net gain of $87 million, primarily reflecting a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position, partly offset by asset impairments of some $300 million. Upstream earnings for the first quarter 2015 included a net gain of $1,595 million.

•	Downstream earnings included a net charge of $310 million, primarily reflecting the net impact of fair value accounting of commodity derivatives of some $240 million and impairments of some $190 million, partly offset by gains on divestments of some $130 million. Downstream earnings for the first quarter 2015 included a net charge of $132 million.

•	Corporate results and Non-controlling interest included a net charge of $427 million, mainly reflecting a charge of $266 million related to the payment of stamp duty in the United Kingdom for the acquisition of BG, and a charge of some $190 million related to the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business, partly offset by $100 million for the non-controlling interest share of an impairment of a Downstream asset. Earnings for the first quarter 2015 included a net charge of $88 million.

SUMMARY OF IDENTIFIED ITEMS FOR THE THREE MONTHS ENDED JUNE 30, 2016

CCS earnings attributable to shareholders for the second quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $806 million (compared with a net charge of $399 million for the second quarter 2015), as summarised below:

•	Integrated Gas earnings included a net gain of $114 million, primarily reflecting the impact of some $580 million following a change in accounting classification for Woodside (see page 19), from an associate to an investment in securities. As a consequence, SEC proved reserves of 103 million boe at December 31, 2015, have been de-booked and production decreases by 25 thousand boe/d. Earnings were also impacted by divestment gains of some $200 million. This was partly offset by redundancy and restructuring charges of some $250 million, a charge of some $220 million related to the impact of the weakening Australian dollar on a deferred tax position, and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $190 million. Integrated Gas earnings for the second quarter 2015 included a net charge of $68 million.

•	Upstream earnings included a net charge of $649 million, primarily reflecting redundancy and restructuring charges of some $570 million, other items including a provision for onerous contracts of some $240 million, impairments of some $140 million and a net charge on fair value accounting of certain commodity derivatives and gas contracts of some $80 million. These charges were partly offset by a gain of some $360 million related to the impact of the strengthening Brazilian real on a deferred tax position. Upstream earnings for the second quarter 2015 included a net charge of $92 million.

•	Downstream earnings included a net charge of $99 million, primarily reflecting redundancy and restructuring charges of some $250 million and impairment charges of some $50 million, partly offset by other tax-related credits of some $150 million. Downstream earnings for the second quarter 2015 included a net charge of $215 million.

•	Corporate results and Non-controlling interest included a net charge of $172 million, mainly reflecting the impact of the strengthening Brazilian real on deferred tax positions related to financing of the Upstream business. Earnings for the second quarter 2015 included a net charge of $24 million.

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SUMMARY OF IDENTIFIED ITEMS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

CCS earnings attributable to shareholders for the third quarter 2016 reflected the following items, which in aggregate amounted to a net charge of $1,344 million (compared with a net charge of $8,496 million for the third quarter 2015), as summarised below:

•	Integrated Gas earnings included a net charge of $317 million, primarily reflecting some $420 million related to provisions for certain onerous tolling contracts in Europe and the United States, and impairments of some $310 million. These items were partly offset by a net gain on fair value accounting of certain commodity derivatives and gas contracts of some $260 million and a gain of some $190 million related to the impact of the strengthening Australian dollar on a deferred tax position. Integrated Gas earnings for the third quarter 2015 included a net charge of $1,347 million.

•	Upstream earnings included a net charge of $389 million, mainly reflecting impairments of some $530 million primarily related to North American shale gas and in-situ properties, redundancy and restructuring charges of some $80 million, and a charge of some $40 million related to the impact of the weakening Brazilian real on a deferred tax position. These charges were partly offset by divestment gains of some $160 million and a credit of some $100 million reflecting a statutory tax rate reduction in the United Kingdom. Upstream earnings for the third quarter 2015 included a net charge of $7,632 million.

•	Downstream earnings included a net charge of $482 million, primarily reflecting impairments of some $160 million, redundancy and restructuring charges of some $140 million, and some $130 million related to other items including a provision for certain onerous fixed take or pay contracts in the United States. Downstream earnings for the third quarter 2015 included a net charge of $136 million.

•	Corporate results and Non-controlling interest included a net charge of $156 million, mainly reflecting a charge related to tax assessments of prior years, partly offset by the impact of the weakening Brazilian real on deferred tax positions related to financing of the Upstream business. Earnings for the third quarter 2015 included a net gain of $619 million.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2016

Three months ended December 31, 2016

•	Cash and cash equivalents decreased to $19.1 billion at December 31, 2016, from $20.0 billion at September 30, 2016.

•	Cash flow from operating activities was $9.2 billion for the fourth quarter 2016, compared with $5.4 billion for the same period last year.

•	Total current and non-current debt decreased to $92.5 billion at December 31, 2016, from $97.8 billion at September 30, 2016. No debt was issued in the fourth quarter 2016 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Divestments were $3.0 billion for the fourth quarter 2016, compared with $1.7 billion for the fourth quarter 2015.

•	Capital investment was $6.9 billion for the fourth quarter 2016, compared with $7.9 billion for the same period last year.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $2.3 billion in the fourth quarter 2016, compared with $1.8 billion in the fourth quarter 2015. In addition, $1.5 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the fourth quarter 2016, compared with $1.2 billion in the fourth quarter 2015.

•	Dividends of $0.47 per share are announced on February 2, 2017, in respect of the fourth quarter 2016. These dividends are payable on March 27, 2017. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2015 for additional information on the dividend access mechanism.

•	Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Twelve months ended December 31, 2016

•	Cash and cash equivalents decreased to $19.1 billion at December 31, 2016, from $31.8 billion at December 31, 2015.

•	Cash flow from operating activities was $20.6 billion in 2016, compared with $29.8 billion in 2015.

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•	Total current and non-current debt increased to $92.5 billion at December 31, 2016, from $58.4 billion at December 31, 2015, as a result of the consolidation of BG Group plc and the issuance of debt. During 2016, Shell issued $17.5 billion of debt under the US shelf registration, Euro medium-term note (EMTN) and US commercial paper programmes.

•	Divestments were $4.7 billion in 2016, compared with $5.5 billion in 2015.

•	Capital investment was $79.9 billion in 2016, compared with $28.9 billion in 2015, driven by the capital investment related to the acquisition of BG Group plc of $52.9 billion.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $9.7 billion in 2016, compared with $9.4 billion last year. In addition, $5.3 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in 2016, compared with $2.6 billion in 2015.

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2016. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Dec 31, 2016

Equity attributable to Royal Dutch Shell plc shareholders	186,646

Current debt	9,484
Non-current debt	82,992
Total debt[A]	92,476
Total capitalisation	279,122

[A] Of total debt, $78.4 billion was unsecured and $14.1 billion was secured. At December 31, 2016, total debt includes $64.8 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2015: $49.5 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. At December 31, 2016, Shell also has outstanding guarantees of $0.6 billion, of which $0.3 billion relate to debt of joint ventures and associates.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, and 2016.

	$ million
	Years ended December 31
	2016	2015	2014	2013	2012	2011

Pre-tax income from continuing operations before income from joint ventures and associates	2,061	(1,480)	22,198	26,317	41,564	46,806
Total fixed charges	3,508	2,495	2,113	1,710	1,712	1,608
Distributed income from joint ventures and associates	3,820	4,627	6,902	7,117	10,573	9,681
Interest capitalised	(725)	(839)	(757)	(762)	(567)	(674)
Total earnings	8,664	4,803	30,456	34,382	53,282	57,421
Interest expensed and capitalised	2,736	1,795	1,522	1,412	1,461	1,209
Interest within rental expense	772	700	591	298	251	399
Total fixed charges	3,508	2,495	2,113	1,710	1,712	1,608
Ratio of earnings to fixed charges	2.47	1.93	14.41	20.11	31.12	35.71

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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